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SEC FILE NUMBER
8-67979

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: North South Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

321 West Maple Street, Suite 100
(No. and Street)

New Lenox	IL	60451
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris O'Donnell	312-445-5402	codonnell@northsouthcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, PC
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Chris O'Donnell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of North South Capital, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
LAURA SLAGER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/03/23

Notary Public

Signature: Chris O'Donnell

Title: Executive Vice President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of North South Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of North South Capital LLC as of December 31, 2022, the related statement of income, changes in members' equity, changes in subordinated debt, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of North South Capital LLC as of December31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of North South Capital LLC's management. Our responsibility is to express an opinion on North South Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to North South Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents OR which includes the Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements within the financial statements has been subjected to audit procedures performed in conjunction with the audit of North South Capital LLC's financial statements. The supplemental information is the responsibility of North South Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information within the financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as North South Capital LLC's auditor since 2022.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 14, 2023

North South Capital, LLC

Statement of Financial Condition

Assets	**December 31, 2022**
Cash and cash equivalents	$ 313,832
Cash for the benefit of customers	2,212
Cash deposit with clearing organization	100,000
Secured Demand Note	1,810,000
Accounts receivable	472,409
Prepaid expenses and deposits	32,545
Right of Use -Lease Asset	42,471
Furniture and equipment, net	0
Total Assets	$ 2,773,469

Liabilities and Members' Equity

Liabilities	
Subordinated liability	$ 1,810,000
Accounts payable	244,081
Accrued payroll and commissions	60,712
Operating Lease Liability	42,295
Other current liabilities	28,396
Total liabilities	2,185,484
Members' Equity	
Memberships	425,000
Retained earnings (deficit)	162,985
Total members' equity	587,985
Total Liabilities and Members' Equity	$ 2,773,469

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statement of Income

	December 31, 2022
Revenues	
Commissions	$ 2,168,706
Advisory revenue	$ 302,008
Investment Banking Fees	$ -
Underwriting	$ 190,488
Capital introduction	$ -
Interest	$ 1,466
Other	$ 2,324
Total revenues	$ 2,664,992
Operating Expenses	
Compensation and benefits	$ 1,168,666
Occupancy	$ 72,822
Clearing fees	$ 230,265
Communications	$ 677,772
Regulatory fees	$ 24,202
Professional fees	$ 67,399
Other expenses	$ 174,889
Total operating expenses	$ 2,416,015
Net Income (Loss)	$ 248,977

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statement of Members' Equity

	Memberships	Retained Earnings (Deficit)
Balance, December 31, 2021	425,000	135,508
Additional capital contribution/rounding		
Return of capital/ S Corp Distribution		(221,500)
Net income		248,977
Balance December 31, 2022	$ 425,000	$ 162,985

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statement of Changes in Subordinated Debt
December 31, 2022

Subordinated borrowings as of December 31, 2021	$ 1,470,000
Decrease:	
Termination of Subordinated Loan	$ -
Inreases:	
New subordinated Demand Note	340,000
Subordinated borrowings as of December 31, 2022	$ 1,810,000

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statement of Cash Flows

	December 31, 2022
Operating Activities	
Net income (loss)	248,977
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	-
Changes in operating assets and liabilities	
Accounts receivable	(109,905)
Right of Use - Lease Asset	(28,348)
Prepaid Expenses and Deposits	(7,468)
Operating Lease Liability	28,172
Other current assets	-
Accounts payable	34,535
Other current liabilities	28,396
Accrued payroll and commissions	60,712
Net Cash Provided by Operating Activities	255,071
Financing Activities	
Return of capital	(221,500)
Decrease in Sub Loan Liability	-
PPP Loan	-
Net Cash Provided by (Used in) Financing Activities	(221,500)
Increase in Cash and Cash Equivalents	33,571
Cash and Cash Equivalents at Beginning of Year	280,261
Cash and Cash Equivalents at End of Year	313,832

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Notes to Financial Statements
December 31, 2022

Note 1 – Significant Accounting Policies

Description of Business

North South Capital, LLC is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, investment management and advisory activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing LLC, a subsidiary of Bank of New York.

Estimates and Assumptions

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method

The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income.

Accounts Receivable

Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Income Taxes

The Company has elected to be taxed as an S Corp and therefore does not record a provision for income taxes because the members report their share of the Company's income or loss on their individual income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2022, the Company's federal and state tax returns generally remain open for the last three years.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company paid interest of $74,319 and paid no Federal taxes during the year ended December 31, 2022.

Note 1 – Significant Accounting Policies (continued)

Operating leases

Right of Use Assets

Operating lease right of use assets are stated at cost less accumulated depreciation, amortization, and impairment. The Company has one operating lease with an imputed annual interest rate of 5%. The term of the lease is 24 months commencing on July 1, 2022 and ending on June 30, 2024. The Company recorded a right-of-use asset of approximately $42,000 and a corresponding lease liability of approximately $42,000 on the Company's statement of financial condition.

Short term leases

The Company also has two month-to-month leases under separate operating lease agreements. The leases can be terminated at any time and therefore, there is no future minimum lease payments.

Note 2 – Cash Segregated Under Federal Regulation

Cash of $2,212.49 in 2022 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2022, the Company had net capital of $2,357,771 which was $2,107,771 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 14.12%.

Note 4 – Secured Demand Note and Subordinated Liability

Certain members and related parties to the Company provided Secured Demand Notes of $1,810,000 to the Company that are due on demand and are non-interest bearing. In exchange, the Company provided Subordinated liability for the same amounts. Interest expense related to these liabilities was approximately $74,000 for the year and is included on the statement of income in other expenses. These liabilities are subordinated to the claims of general creditors. The subordinated debt details are:

	Amount	Interest Rate	Maturity Date
Loan 1	$ 120,000	3.0%	December 18, 2024
Loan 2	$ 950,000	4.5%	April 15, 2024
Loan 3	$ 400,000	4.5%	April 29, 2024
Loan 4	$ 340,000	3.0%	June 30, 2023

Note 5 – Revenue Recognition

Revenue from Contracts with Customers

Revenues from contracts with customers includes brokerage commission income, advisory revenue, investment banking fees and underwriting fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Underwriting Fees

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs.

Note 5 – Revenue Recognition (Continued)

Advisory Revenue

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. On December 31, 2022, all amounts were immaterial.

The Company also provides daily investment advisory services. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Note 6 - Concentrations

The Company maintains cash balances at banks. These accounts are insured by FDIC up to a maximum of $250,000 per institution. As of December 31, 2022, the Company had $55,410, all insured under FDIC. Accounts receivable are amounts due from other broker-dealers. The balance as of December 31, 2022, of $472,120 are unsecured as well as an Investment Account of $258,421 that is unsecured. 21.30% of the company's revenues were generated from one customer during 2022

Note 7 – Subsequent Events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures or adjustments.

North South Capital, LLC

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2022

Net Capital		
Members' equity	$	587,985
Less: Nonallowable assets		35,046
Net capital before haircuts on security positions		552,939
Plus subordinated demand note		1,810,000
Haircuts on securities		5,168
Net capital	$	2,357,771
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	250,000
Excess Net Capital	$	2,107,771
Aggregate Indebtedness	$	332,837
Net capital required based on aggregate indebtedness	$	22,189
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	2,057,771
Percentage of Aggregate Indebtedness to Net Capital		14.12%

There were no differences between the Net Capital reported by the company Equity in Part IIA of the FOCUS report and these financial statements.

North South Capital, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Act
December 31, 2022

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

North South Capital, LLC

Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Act
December 31, 2022

The SEC rules related to Information for Possession or Control Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of North South Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) North South Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which North South Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) North South Capital LLC stated that North South Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. North South Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about North South Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 14, 2023

North South Capital LLC

321 West Maple Street • Suite 100 • New Lenox, IL 60451
Phone: 815-717-8174 • Fax: 815-717-8180
www.northsouthcap.com

North South Capital
Exemption from SEC Rule 15c3-3
January 20, 2023

The following statements are made to the best knowledge and belief of North South Capital.

1. North South Capital is exempt from the provisions of the SEC Rule 15c3-3 because it meets the conditions set forth under paragraph (k)(2)(ii): North South Capital is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

2. North South Capital met the paragraph (k)(2)(ii) exemption provisions throughout the most recent fiscal year without exception.

Chris O'Donnell

Chris O'Donnell

Executive V.P.

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members of North South Capital LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by North South Capital LLC and the SIPC, solely to assist you and SIPC in evaluating North South Capital LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. North South Capital LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no material differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on North South Capital LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of North South Capital LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 14, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7 (36-REV 12/18)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67979 FINRA DEC
North South Capital LLC
321 West Maple Street, Suite 100
New Lenox, IL 60451-4408

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Chris O'Donnell 312-445-5402

2. A. General Assessment (item 2e from page 2) $2,996

B. Less payment made with SIPC-6 filed (exclude interest) (1,524)
7-20-22
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,472

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐ $1,472
Total (must be same as F above)

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North South Capital LLC
(Name of Corporation, Partnership or other organization)

Chris O'Donnell
(Authorized Signature)

Dated the 7 day of Feb, 20 23.

EVP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2022
and ending 12/31/2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,664,992
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	435,943
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	230,265
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $1,466	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	1,466
Total deductions	667,674
2d. SIPC Net Operating Revenues	$1,997,318
2e. General Assessment @ .0015	$2,996

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